Exhibit 99.3

CAMECO CORPORATION

2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

April 30, 2012

Cameco Corporation

Consolidated Statements of Earnings

(Unaudited)

($Cdn Thousands, except per share amounts)

		Three Months Ended
	Note	Mar 31/12	Mar 31/11
Revenue from products and services		$563,258	$461,101

Cost of products and services sold		326,346	275,564
Depreciation and amortization		59,031	49,113

Cost of sales		385,377	324,677

Gross profit		177,881	136,424

Administration		39,021	33,763
Exploration		24,685	17,826
Research and development		3,125	994
Cigar Lake remediation		(760)	3,052
Gain on sale of assets		(3,062)	(25)

Earnings from operations		114,872	80,814
Finance costs	8	(22,268)	(19,857)
Gains on derivatives	13	24,454	23,729
Finance income		5,981	6,652
Share of loss from equity-accounted investees		(812)	(2,691)
Other income		—	4,623

Earnings before income taxes		122,227	93,270
Income tax expense (recovery)	9	(7,568)	3,807

Net earnings		$129,795	$89,463

Net earnings (loss) attributable to:
Equity holders		$131,739	$91,487
Non-controlling interest		(1,944)	(2,024)

Net earnings		$129,795	$89,463

Earnings per common share attributable to equity holders
Basic	14	$0.33	$0.23

Diluted	14	$0.33	$0.23

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Comprehensive Income

(Unaudited)

($Cdn Thousands)

		Three Months Ended
	Note	Mar 31/12	Mar 31/11
Net earnings		$129,795	$89,463
Other comprehensive income (loss), net of taxes	9
Exchange differences on translation of foreign operations		(19,995)	(23,380)
Gains on derivatives designated as cash flow hedges		7,063	1,611
Gains on derivatives designated as cash flow hedges transferred to net earnings		(5,535)	(6,131)
Unrealized gains (losses) on available-for-sale assets		(274)	467
Gains on available-for-sale assets transferred to net earnings		(46)	(1,835)

Other comprehensive loss, net of taxes		(18,787)	(29,268)

Total comprehensive income		$111,008	$60,195

Other comprehensive loss attributable to:
Equity holders		$(17,495)	$(26,958)
Non-controlling interest		(1,292)	(2,310)

Other comprehensive loss for the period		$(18,787)	$(29,268)

Total comprehensive income (loss) attributable to:
Equity holders		$114,244	$64,529
Non-controlling interest		(3,236)	(4,334)

Total comprehensive income for the period		$111,008	$60,195

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Financial Position

(Unaudited)

($Cdn Thousands)

		As At
	Note	Mar 31/12	Dec 31/11
Assets
Current assets
Cash and cash equivalents		$448,864	$399,279
Short-term investments		909,226	804,141
Accounts receivable		284,929	612,181
Current tax assets		40,091	31,388
Inventories	4	495,223	493,875
Supplies and prepaid expenses		175,108	182,037
Current portion of long-term receivables, investments and other	5	86,316	62,433

Total current assets		2,439,757	2,585,334

Property, plant and equipment		4,584,360	4,532,107
Intangible assets		97,726	98,954
Long-term receivables, investments and other	5	310,920	283,818
Investments in equity-accounted investees		219,036	220,226
Deferred tax assets		102,176	81,392

Total non-current assets		5,314,218	5,216,497

Total assets		$7,753,975	$7,801,831

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$403,502	$457,307
Current tax liabilities		14,762	39,330
Short-term debt		64,510	97,830
Dividends payable		39,525	39,475
Current portion of finance lease obligation		15,200	14,852
Current portion of other liabilities	6	44,154	50,495
Current portion of provisions		15,253	14,857

Total current liabilities		596,906	714,146

Long-term debt		795,314	795,144
Finance lease obligation		127,032	130,982
Other liabilities	6	525,735	528,264
Provisions		515,423	519,625
Deferred tax liabilities		10,291	8,165

Total non-current liabilities		1,973,795	1,982,180

Shareholders’ equity
Share capital		1,849,173	1,842,289
Contributed surplus		154,502	155,757
Retained earnings		2,967,187	2,874,973
Other components of equity		29,053	46,548

Total shareholders’ equity attributable to equity holders		4,999,915	4,919,567
Non-controlling interest		183,359	185,938

Total shareholders’ equity		5,183,274	5,105,505

Total liabilities and shareholders’ equity		$7,753,975	$7,801,831

Commitments and contingencies [notes 9,12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Changes in Equity

(Unaudited)

($Cdn Thousands)

	Attributable to equity holders
	Share Capital	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Cash Flow Hedges	Available-For- Sale Assets	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2012	$1,842,289	$155,757	$2,874,973	$26,840	$19,560	$148	$4,919,567	$185,938	$5,105,505
Net earnings	—	—	131,739	—	—	—	131,739	(1,944)	129,795
Total other comprehensive income	—	—	—	(18,703)	1,528	(320)	(17,495)	(1,292)	(18,787)

Total comprehensive income for the period	—	—	131,739	(18,703)	1,528	(320)	114,244	(3,236)	111,008

Stock-based compensation	—	2,220	—	—	—	—	2,220	—	2,220
Share options exercised	6,884	(3,475)	—	—	—	—	3,409	—	3,409
Dividends	—	—	(39,525)	—	—	—	(39,525)	—	(39,525)
Change in ownership interests in subsidiaries	—	—	—	—	—	—	—	(1,289)	(1,289)
Transactions with owners—contributed equity	—	—	—	—	—	—	—	1,946	1,946

Balance at March 31, 2012	$1,849,173	$154,502	$2,967,187	$8,137	$21,088	$(172)	$4,999,915	$183,359	$5,183,274

Balance at January 1, 2011	1,833,257	142,376	2,690,184	(7,603)	30,306	1,793	4,690,313	178,139	4,868,452
Net earnings	—	—	91,487	—	—	—	91,487	(2,024)	89,463
Total other comprehensive income	—	—	—	(21,070)	(4,520)	(1,368)	(26,958)	(2,310)	(29,268)

Total comprehensive income for the period	—	—	91,487	(21,070)	(4,520)	(1,368)	64,529	(4,334)	60,195

Stock-based compensation	—	8,095	—	—	—	—	8,095	—	8,095
Share options exercised	8,304	(5,943)	—	—	—	—	2,361	—	2,361
Dividends	—	—	(39,470)	—	—	—	(39,470)	—	(39,470)
Transactions with owners—contributed equity	—	—	—	—	—	—	—	2,595	2,595

Balance at March 31, 2011	$1,841,561	$144,528	$2,742,201	$(28,673)	$25,786	$425	$4,725,828	$176,400	$4,902,228

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Cash Flows

(Unaudited)

($Cdn Thousands)

		Three Months Ended
	Note	Mar 31/12	Mar 31/11
Operating activities
Net earnings		$129,795	$89,463
Adjustments for:
Depreciation and amortization		59,031	49,113
Deferred charges		(72)	(3,726)
Unrealized gains on derivatives		(19,276)	(5,634)
Share-based compensation		2,220	8,095
Gain on sale of assets		(3,062)	(25)
Finance costs	8	22,268	19,857
Finance income		(5,981)	(6,652)
Share of loss from equity-accounted investees		812	2,691
Other income		—	(4,623)
Income tax expense (recovery)	9	(7,568)	3,807
Interest received		6,942	3,975
Income taxes paid		(46,520)	(38,674)
Other operating items	10	270,163	148,364

Net cash provided by operations		408,752	266,031

Investing activities
Additions to property, plant and equipment		(136,079)	(123,827)
Increase in short-term investments		(105,457)	(131,973)
Decrease (increase) in long-term receivables, investments and other		(25,592)	27,835
Proceeds from sale of property, plant and equipment		33	25

Net cash used in investing		(267,095)	(227,940)

Financing activities
Decrease in debt		(35,595)	(3,824)
Interest paid		(24,338)	(24,195)
Contributions from non-controlling interest		2,493	4,243
Proceeds from issuance of shares, stock option plan		5,577	6,779
Dividends paid		(39,475)	(27,605)

Net cash used in financing		(91,338)	(44,602)

Increase (decrease) in cash during the period		50,319	(6,511)
Exchange rate changes on foreign currency cash balances		(734)	(2,387)
Cash and cash equivalents at beginning of period		399,279	376,621

Cash and cash equivalents at end of period		$448,864	$367,723

Cash and cash equivalents is comprised of:
Cash		$73,982	$82,888
Cash equivalents		374,882	284,835

		$448,864	$367,723

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

($Cdn thousands except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2012 comprise Cameco Corporation and its subsidiaries (collectively, the “Company” or “Cameco”) and the Company’s interest in associates and joint ventures. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (“BPLP”), which operates the four Bruce B nuclear reactors in Ontario.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2011.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on April 30, 2012.

(b)	Basis of Presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand except where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: derivative financial instruments, available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as plan assets, plus unrecognized past service cost, less the present value of the defined benefit obligation.

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 6 of the December 31, 2011 consolidated financial statements.

3.	Accounting Standards

(a)	New Standards and Interpretations not yet Adopted

The following standards and amendments to existing standards have been published but are not effective for the year ended December 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements:

(i)	Financial Instruments

In October 2010, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments (“IFRS 9”). This standard is effective for periods beginning on or after January 1, 2013 and is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. Cameco is assessing the impact of this new standard on its financial statements.

(ii)	Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. Cameco is assessing the impact of this new standard on its financial statements.

(iii)	Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation. Cameco is assessing the impact of this new standard on its financial statements.

(iv)	Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard is effective for periods beginning on or after January 1, 2013 and applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 integrates and makes consistent the disclosure requirements for a reporting entity’s interest in other entities and presents those requirements in a single standard. Cameco is assessing the impact of this new standard on its financial statements.

(v)	Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard is effective for periods beginning on or after January 1, 2013 and provides additional guidance where IFRS requires fair value to be used. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value and establishes the required disclosures about fair value measurements. Cameco is assessing the impact of this new standard on its financial statements.

(vi)	Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). This amendment is effective for periods beginning on or after January 1, 2013 and eliminates the ‘corridor method’ of accounting for defined benefit plans. Revised IAS 19 also streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements for defined benefit plans. Cameco is assessing the impact of this revised standard on its financial statements.

(vii)	Presentation of Other Comprehensive Income (“OCI”)

In June 2011, the IASB issued an amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment is effective for periods beginning on or after July 1, 2012 and requires companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the statement of earnings. Revised IAS 1 also reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. Cameco is assessing the impact of this revised standard on its financial statements.

(viii)	Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (“IAS 32”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). The amendments are effective for periods beginning on or after January 1, 2013 for IFRS 7 and January 1, 2014 for IAS 32 and are to be applied retrospectively. These amendments clarify matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. Cameco is assessing the impact of these revised standards on its financial statements.

4.	Inventories

	Mar 31/12	Dec 31/11
Uranium
Concentrate	$337,762	$361,481
Broken ore	18,669	14,310

	356,431	375,791
Fuel Services	138,792	118,084

Total	$495,223	$493,875

5.	Long-Term Receivables, Investments and Other

	Mar 31/12	Dec 31/11
BPLP
Capital lease receivable from Bruce A Limited Partnership (“BALP”)(a)	$86,268	$87,785
Derivatives [note 13]	68,832	54,010
Available-for-sale securities
GoviEx Uranium (privately held)	20,686	21,057
Derivatives [note 13]	18,246	17,392
Advances receivable from Inkai JV LLP [note 16]	98,179	78,058
Investment tax credits	60,594	54,038
Other	44,431	33,911

	397,236	346,251
Less current portion	(86,316)	(62,433)

Net	$310,920	$283,818

(a)

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

6.	Other Liabilities

	Mar 31/12	Dec 31/11
Deferred sales	$13,106	$13,739
Derivatives [note 13]	11,983	28,499
Accrued pension and post-retirement benefit liability	28,818	38,050
BPLP
Accrued pension and post-retirement benefit liability	475,796	468,363
Derivatives [note 13]	30,312	19,439
Ontario Power Generation Inc. (“OPG”) loan	3,444	4,045
Other	6,430	6,624

	569,889	578,759
Less current portion	(44,154)	(50,495)

Total	$525,735	$528,264

7.	Share Capital

(a)	At March 31, 2012, there were 395,252,398 common shares outstanding.

(b)	Options in respect of 7,924,467 shares are outstanding under the stock option plan and are exercisable up to 2019. For the quarter ended March 31, 2012, 506,975 options were exercised resulting in the issuance of shares (2011 – 348,552).

8.	Finance Costs

	Three Months Ended
	Mar 31/12	Mar 31/11
Interest on long-term debt	$13,391	$14,139
Unwinding of discount on provisions	3,363	3,291
Other charges	2,391	992
Foreign exchange losses	2,437	741
Interest on short-term debt	686	694

Total	$22,268	$19,857

9.	Income Taxes

	Three Months Ended
	Mar 31/12	Mar 31/11
Earnings (loss) before income taxes
Canada	$(79,346)	$(20,014)
Foreign	201,573	113,284

	$122,227	$93,270

Current income taxes (recovery)
Canada	$1,414	$(6,691)
Foreign	10,893	11,580

	$12,307	$4,889
Deferred income taxes (recovery)
Canada	$(18,385)	$3,517
Foreign	(1,490)	(4,599)

	$(19,875)	$(1,082)

Income tax expense (recovery)	$(7,568)	$3,807

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (“CRA”) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (“CEL”), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003, 2004, 2005 and 2006, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000, $197,000,000 and $243,000,000 respectively. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to the availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis.

CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $56,000,000. No provisions for penalties or interest have been recorded. Cameco does not expect more than a nominal amount of cash taxes to be payable due to the availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2011 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the three months ended March 31, 2012

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(19,995)	$—	$(19,995)
Gains on derivatives designated as cash flow hedges	9,417	(2,354)	7,063
Gains on derivatives designated as cash flow hedges transferred to net earnings	(7,380)	1,845	(5,535)
Unrealized losses on available-for-sale assets	(318)	44	(274)
Gains on available-for-sale assets transferred to net earnings	(53)	7	(46)

	$(18,329)	$(458)	$(18,787)

For the three months ended March 31, 2011

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(23,380)	$—	$(23,380)
Gains on derivatives designated as cash flow hedges	2,250	(639)	1,611
Gains on derivatives designated as cash flow hedges transferred to net earnings	(8,365)	2,234	(6,131)
Unrealized gains on available-for-sale assets	538	(71)	467
Gains on available-for-sale assets transferred to net earnings	(2,114)	279	(1,835)

	$(31,071)	$1,803	$(29,268)

10.	Statements of Cash Flows

Other Operating Items

	Three Months Ended
	Mar 31/12	Mar 31/11
Changes in non-cash working capital:
Accounts receivable	$329,497	$249,157
Inventories	3,012	(59,198)
Supplies and prepaid expenses	6,820	5,286
Accounts payable and accrued liabilities	(47,046)	(23,774)
Other	(22,120)	(23,107)

Total	$270,163	$148,364

11.	Stock Option Plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 26,993,794 shares have been issued.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended March 31, 2012, the amount recorded was $3,132,000 (2011—$7,245,000).

12.	Commitments and Contingencies

(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (“BPC”) and TransCanada Pipelines Limited (“TransCanada”) (collectively, the “Consortium”), sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement (“MPA”). The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on March 25, 2010, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, subsequent inspection data and analysis of the condition of the Unit 8 steam generators indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The arbitration hearing was completed on November 23, 2010 and final oral arguments were heard July 19 through 21, 2011 and a decision is pending.

In anticipation of this claim, BE issued on February 10, 2006, and then served on OPG and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.

(b)	Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2012 to 2018:

i)	Guarantees to customers under power sales agreements of up to $19,000,000. At March 31, 2012, Cameco’s actual exposure under these agreements was $9,200,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.

(d)	Under a supply contract with the Ontario Power Authority (“OPA”), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2012, BPLP recorded $184,500,000 under this agreement which was recognized as revenue with Cameco’s share being $58,300,000.

13.	Derivatives

The following tables summarize the fair value of derivatives and classification on the statements of financial position:

As at March 31, 2012

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$(297)	$8,960	$8,663
Foreign currency contracts	2,304	—	2,304
Interest rate contracts	4,256	—	4,256
Cash flow hedges:
Energy and sales contracts	—	29,560	29,560

Net	$6,263	$38,520	$44,783

Classification:
Current portion of long-term receivables, investments and other [note 5]	$12,604	$56,277	$68,881
Long-term receivables, investments and other [note 5]	5,642	12,555	18,197
Current portion of other liabilities [note 6]	(9,727)	(27,633)	(37,360)
Other liabilities [note 6]	(2,256)	(2,679)	(4,935)

Net	$6,263	$38,520	$44,783

As at December 31, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$(639)	$8,033	$7,394
Foreign currency contracts	(17,633)	—	(17,633)
Interest rate contracts	7,165	—	7,165
Cash flow hedges:
Energy and sales contracts	—	26,538	26,538

Net	$(11,107)	$34,571	$23,464

Classification:
Current portion of long-term receivables, investments and other [note 5]	$8,922	$42,088	$51,010
Long-term receivables, investments and other [note 5]	8,470	11,922	20,392
Current portion of other liabilities [note 6]	(26,555)	(16,913)	(43,468)
Other liabilities [note 6]	(1,944)	(2,526)	(4,470)

Net	$(11,107)	$34,571	$23,464

The following tables summarize different components of the gains (losses) on derivatives:

For the three months ended March 31, 2012

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$330	$2,085	$2,415
Foreign currency contracts	23,887	—	23,887
Interest rate contracts	(1,675)	—	(1,675)
Cash flow hedges:
Energy and sales contracts	—	(173)	(173)

Net	$22,542	$1,912	$24,454

For the three months ended March 31, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$1,473	$(326)	$1,147
Foreign currency contracts	23,436	—	23,436
Interest rate contracts	(769)	—	(769)
Cash flow hedges:
Energy and sales contracts	—	(85)	(85)

Net	$24,140	$(411)	$23,729

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $23,500,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on future transactions is six years.

14.	Earnings Per Share

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2012 was 394,966,854 (2011 – 394,507,490).

	Three Months Ended
	Mar 31/12	Mar 31/11
Basic earnings per share computation
Net earnings attributable to equity holders	$131,739	$91,487
Weighted average common shares outstanding	394,967	394,507

Basic earnings per common share	$0.33	$0.23

Diluted earnings per share computation
Net earnings attributable to equity holders	$131,739	$91,487

Weighted average common shares outstanding	394,967	394,507
Dilutive effect of stock options	507	1,804

Weighted average common shares outstanding, assuming dilution	395,474	396,311

Diluted earnings per common share	$0.33	$0.23

15.	Segmented Information

Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the most recent annual consolidated financial statements. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

(a) Business Segments

For the three months ended March 31, 2012

	Uranium	Fuel Services	Electricity	Other	Total
Revenue	$401,078	$56,245	$105,386	$549	$563,258
Expenses
Cost of products and services sold	228,146	41,067	57,065	68	326,346
Depreciation and amortization	31,444	4,238	19,200	4,149	59,031

Cost of sales	259,590	45,305	76,265	4,217	385,377

Gross profit (loss)	141,488	10,940	29,121	(3,668)	177,881

Exploration	24,685	—	—	—	24,685
Cigar Lake remediation	(760)	—	—	—	(760)
Gain on sale of assets	(45)	(3,017)	—	—	(3,062)
Share of loss from equity-accounted investees	23	789	—	—	812
Non-segmented expenses					33,979

Earnings (loss) before income taxes	117,585	13,168	29,121	(3,668)	122,227
Income tax recovery					(7,568)

Net earnings					$129,795

For the three months ended March 31, 2011

	Uranium	Fuel Services	Electricity	Other	Total
Revenue	$297,307	$49,250	$107,408	$7,136	$461,101
Expenses
Cost of products and services sold	174,652	37,995	56,076	6,841	275,564
Depreciation and amortization	22,351	4,492	17,712	4,558	49,113

Cost of sales	197,003	42,487	73,788	11,399	324,677

Gross profit (loss)	100,304	6,763	33,620	(4,263)	136,424

Exploration	17,826	—	—	—	17,826
Cigar Lake remediation	3,052	—	—	—	3,052
Gain on sale of assets	(25)	—	—	—	(25)
Share of loss from equity-accounted investees	1,914	777	—	—	2,691
Other income	(4,623)	—	—	—	(4,623)
Non-segmented expenses					24,233

Earnings (loss) before income taxes	82,160	5,986	33,620	(4,263)	93,270

Income tax expense					3,807

Net earnings					$89,463

16.	Related Parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, one of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2012, Cameco paid Points Athabasca Contracting Ltd. $13,000,000 (2011—$13,800,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $2,300,000 (2011—$3,400,000).

Other Related Party Transactions

	Transaction Value Three Months Ended		Balance Outstanding As at
	Mar 31/12	Mar 31/11	Mar 31/12	Mar 31/11
Sale of goods and services
Jointly Controlled Entities BPLP (a)	$16,797	$15,491	$24,906	$10,218

Other
Jointly Controlled Entities—JV Inkai LLP (interest income) (a)	509	636	98,179	102,576

Associates (interest expense)	(397)	(526)	(64,895)	(76,877)

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the advances of the loan facility is currently $263,300,000 (US) and bear interest at a rate of LIBOR plus 2%. At March 31, 2012, $245,700,000 (US) of principal and interest was outstanding (December 31, 2011—$191,900,000 (US)). At March 31, 2012 the remaining funds available for advance under the facility was $17,600,000 (US) (December 31, 2011—$14,200,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE) The promissory note is payable on demand and bears interest at market rates. At March 31, 2012, $65,000,000 (US) of principal and interest was outstanding (December 31, 2011—$72,200,000 (US)).

17.	Millennium Project Agreement

On March 2, 2012, Cameco entered into an agreement with AREVA Resources Canada Inc. (AREVA) to purchase AREVA’s 27.94% interest in the Millennium project for $150,000,000. The Millennium project is a proposed uranium mine located in the Athabasca Basin of northern Saskatchewan. The sale to Cameco of the full amount of AREVA’s interest is subject to JCU (Canada) Exploration Co.’s (JCU) rights of refusal. If JCU does not exercise its rights, Cameco will acquire the 27.94% interest from AREVA, increasing its ownership interest in the Millennium project to 69.9%. If JCU elects to exercise its rights, it will acquire an additional 11.67% interest and Cameco will acquire an additional 16.27% interest, resulting in Cameco owning 58.23% in the Millennium project. Our ownership interest is dependent on JCU either exercising or waiving its rights under the Cree Extension Joint Venture Agreement. We expect the transaction to close no later than June 6, 2012.

18.	Comparative Figures

Certain prior period balances have been reclassified to conform to the current financial statement presentation.